UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 01 2017

Washington DC
408

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SEC FILE NUMBER
8-19988

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Associates Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harris Associates Securities L.P., 111 South Wacker Drive, Suite 4600
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Zachary D. Weber, Chief Financial Officer and Treasurer of Harris Associates Inc., General Partner, (312) 646-3216
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zachary D. Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harris Associates Securities L.P., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

OFFICIAL SEAL
SARAH E. GRIMM
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 05-28-2017

Signature

CFO and Treasurer of Harris Associates Inc. General Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harris Associates Securities L.P.
Index
December 31, 2016

Index

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Harris Associates Securities L.P.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in partners' capital and of cash flows present fairly, in all material respects, the financial position of Harris Associates Securities L.P. (the "Company") as of December 31, 2016, and the results of its operations, changes in its partners' capital and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying computation of net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2017

Harris Associates Securities L.P.
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	927,007
Prepaid expenses		41,913
Total assets	$	968,920
Liabilities and Partners' Capital		
Liabilities		
Payable to limited partner	$	170,083
Professional fees payable		27,460
Total liabilities		197,543
Partners' capital		771,377
Total liabilities and partners' capital	$	968,920

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Statement of Operations
December 31, 2016

Revenue	$	-
Expenses		
Administrative fees to limited partner		2,044,643
Other expenses		137,859
Total expenses		2,182,502
Net loss	$	(2,182,502)

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Statement of Changes in Partners' Capital
December 31, 2016

	General Partner	Limited Partner	Total
Capital, December 31, 2015	$ 5,540	$ 548,339	$ 553,879
Capital contributions	24,000	2,376,000	2,400,000
Net loss	(21,825)	(2,160,677)	(2,182,502)
Capital, December 31, 2016	$ 7,715	$ 763,662	$ 771,377

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Statement of Cash Flows
December 31, 2016

Cash flows from operating activities		
Net loss	$	(2,182,502)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase)/Decrease in prepaid expenses		(2,334)
Increase/(Decrease) in payable to limited partner		10,371
Increase/(Decrease) in professional fees payable		(12,416)
Net cash used in operating activities		(2,186,881)
Cash flows from financing activities		
Capital contributions		2,400,000
Net cash provided by financing activities		2,400,000
Net increase in cash		213,119
Cash		
Beginning of year		713,888
End of year	$	927,007

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Harris Associates Securities L.P. ("HASLP"), a Delaware limited partnership, is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The general (1%) and limited (99%) partners of HASLP are Harris Associates, Inc. ("HAI") and Harris Associates L.P. ("HALP"), respectively, which are both wholly owned subsidiaries of Natixis Global Asset Management L.P. The net income or loss of HASLP is allocated to the partners in proportion to their ownership interests.

HASLP is a limited purpose broker-dealer whose sole business is acting as a distributor of The Oakmark Funds, a series of registered investment companies managed by HALP. The Oakmark Funds do not charge loads or 12b-1 fees to shareholders. HASLP does not earn any revenues or commissions through distribution of these mutual funds.

These financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

The following is a summary of significant accounting policies followed in the preparation of HASLP's financial statements.

Income Taxes
HASLP is a partnership for federal income tax purposes. HASLP does not earn any revenue; as such, it is not subject to federal or state income taxes.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Parties

HASLP has extensive transactions with HALP. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

HASLP has entered into an agreement with HALP whereby HALP provides substantially all administrative services, including personnel and occupancy, and charges HASLP a monthly administrative fee of the total amount incurred by HALP on behalf of HASLP for these expenses. The payable to the Limited Partner consists of accrued administrative fees to be paid to the Limited Partner. HALP has provided a written commitment to HASLP to support its operating and regulatory capital requirements.

3. Partners' Capital

HASLP had contributions from the General Partner and Limited Partner amounting to $2,400,000 during 2016. HALP has provided a written commitment to HASLP to support its operating and regulatory capital requirements.

4. Net Capital Requirements

HASLP is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. At December 31, 2016, HASLP had net capital of $634,464 and a minimum net capital requirement of $13,170. The ratio of aggregate indebtedness to net capital was .31 to 1.

5. Exemption from SEC Rule 15c3-3

HASLP claims exemption from the provisions of SEC Rule 15c3-3 because its transactions are limited to distribution of registered investment companies and it does not hold customer funds or securities. HASLP's activities are limited to those set forth in the conditions for exemption in accordance with Paragraph (k)(1)(i-iv) of that rule.

6. Commitment and Contingencies

In the normal course of business, HASLP enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. HASLP's maximum exposure is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against HASLP, based on events which have not yet occurred. However, based on experience, management believes the risk of loss from these arrangements to be remote.

7. Subsequent Events

HASLP has evaluated the events and transactions that have occurred through February 27, 2017, the date the financial statements were available to be issued, and noted no material items requiring adjustment of the financial statements or additional disclosures.